Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-194976

Contact:

Emily Pai

Investor Relations

(212) 297-1000

Gramercy Property Trust Announces Acquisition of Three Industrial Properties for $39.2 Million

New York, NY – September 25, 2014 – Gramercy Property Trust Inc. (NYSE: GPT), a real estate investment trust, announced today that it closed on the acquisition of three industrial properties totaling approximately 555,000 square feet. Two properties are located in the Chicago MSA, and the other property is located in Greater Boston. The properties are 100% leased with a weighted average lease term of approximately ten years. For the three properties, Year 1 net operating income is anticipated to be approximately $2.8 million (7.3% initial cap rate; 7.9% annualized straight-line cap rate) with annual rent escalations throughout each lease term. The properties were acquired in separate transactions all-cash for a purchase price of approximately $39.2 million.

The first property is an approximately 160,000 square foot manufacturing warehouse and distribution facility located in Kenosha, Wisconsin, which is leased through September 2024 to a global manufacturing and technology company. The second property is an approximately 110,000 square foot fulfillment center located in Bloomingdale, Illinois, which is leased through July 2024 to a leading national foodservice management company. The third property is an approximately 285,000 square foot warehouse and distribution facility located in Worcester, Massachusetts (Greater Boston), which is leased through March 2024 to one of the largest independent soft-drink bottlers and manufacturers in the United States.

As previously announced, on September 19, 2014, the Company established an at-the-market (“ATM”) equity sales program pursuant to which the Company may from time to time issue up to $100 million of its common stock.  The Company intends to use any proceeds of the offering for general corporate purposes, including acquisitions of assets, repayment of debt and for working capital purposes.

Gordon F. DuGan, the Company’s Chief Executive Officer, commented, “Gramercy is pleased to have launched an ATM program, which we believe will provide the Company with another useful and cost effective means of accessing equity capital, which we will use primarily to fund property acquisitions.”

About Gramercy Property Trust

Gramercy Property Trust Inc. is a fully-integrated, self-managed commercial real estate investment company focused on acquiring and managing income-producing industrial and office properties net leased to high quality tenants in major markets throughout the United States. The Company also operates a commercial real estate asset and property management business for third parties.

To review the Company’s latest news releases and other corporate documents, please visit the Company's website at www.gptreit.com or contact Investor Relations at 212-297-1000.

(GPT-IN)

Forward-looking Information

This press release contains forward-looking information based upon the Company's current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include, but are not limited to, factors that are beyond the Company's control, including the factors listed in the Company's Annual Report on Form 10-K, in the Company's Quarterly Reports on Form 10-Q and in the Company's Current Reports on Form 8-K. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the Company's filings with the SEC.